

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 20, 2007

Roy Guthrie
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

>   **RE: Discover Financial Services**
>   **Form 10-12B**
>   **Filed March 23, 2007**
>   **File No. 01-33378**

Dear Mr. Guthrie:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please file your exhibits, such as the separation and other agreements with Morgan Stanley, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them. Also please confirm in your response letter that you do not have any employment agreements or equity plans to file as exhibits under Item 601(b)(10) of Regulation S-K. Also tell us what consideration you have given to filing any of your debt agreements or the merchant services agreement as material contract exhibits under Item 601(b)(10).

Exhibit 99.1 Information Statement

2.   We note a number of blank spaces throughout your information statement
        concerning material financial and share amounts, among other things. Please
        include this disclosure in your revised information statement as soon as
        practicable. Note that we may have significant additional comments once you
        have provided this disclosure.

3.   We note that you include industry research for estimated data and other figures
        cited throughout the document, such as those provided by Synovate and the
        Nilson Report, for example. Please provide us with marked copies of any
        materials that support these and other third-party statements, clearly cross-
        referencing a statement with the underlying factual support. Confirm for us that
        these documents are publicly available and were not prepared in connection with
        the registration statement.

Cover Page

4.   We note your statement that the spin-off is expected to be "generally" tax free to
        Morgan Stanley shareholders. Clarify that no taxable income, gain or loss will be
        recognized by any U.S. holder as a result of solely receiving shares in the
        distribution.

Summary, page 1

Reasons for the Distribution, page 3

5.   Indicate that Morgan Stanley had previously announced a spin-off of Discover
        and indicate why it decided against the spin-off in 2005.

Questions and Answers, page 5

6.   Please revise to provide more balance to your summary so that it discloses
        potential key negative factors about you, such as your significant dependence
        upon Morgan Stanley for your funding, the dollar amount of new indebtedness
        you will incur in connection with the spin-off, your total expected indebtedness,
        your need for and ability to obtain additional financing, and any imminent
        expiration of material agreements with Morgan Stanley or others related to your
        business and operations. So that your summary focuses on the key aspects of the
        spin-off and your operations, consider reducing here your current competitive
        advantages and strategy discussions, which are more appropriate for your
        business section.

7.   As part of your revisions, summarize in one place the kind and amount of various
        payments you will make to Morgan Stanley in connection with the spin-off, or

immediately before or after the spin-off, including the repayment of intercompany indebtedness and dividends. Explain why a $300 million dividend is being paid to Morgan Stanley in connection with the distribution and how the board arrived at such amount. We note your disclosure in the notes to unaudited pro forma financial information on pages 37 and 38.

8.   Where you state your revenues for a fiscal period, also state the amount of your net income for that period.

9.   If the distribution ratio will not be one-for-one, please provide a table that illustrates the distribution ratio by showing the number of Discover shares that a Morgan Stanley shareholder will receive for different amounts of shares held. If applicable, discuss in the distribution section how the distribution ratio may result in shareholders holding smaller or odd lots of Discover shares and this may make it more difficult and expensive for Discover shareholders to sell their shares.

10.   Where you discuss the federal income tax consequences of the distribution, disclose when you will obtain the tax opinions. Also disclose whether Morgan Stanley can waive this condition and that Discover has agreed to indemnify Morgan Stanley for tax liabilities resulting from the spin-off under particular circumstances.

11.   You state on page five that the distribution agent will aggregate fractional Discover shares and sell them in the public market in order to distribute cash to the holders of those shares as a result of the spin-off. Please confirm to us in your response letter that the second and third bulleted conditions described in response to question six of our Staff Legal Bulletin No. 4 will be met concerning this distribution. Disclose whether any brokerage or other fees will be paid in connection with selling aggregated fractional shares and who will pay those fees.

Summary Historical and Pro Forma Combined Financial Data, pages 8 and 9

12.   Please present the pro forma basic and diluted earnings per share and the weighted average shares outstanding.

13.   Please disclose the interest yield, interest spread, net principal charge-off rate, delinquency rates, and return on receivables for the owned credit card loans. We note your disclosures on page 49.

Risk Factors, page 10

14.   Please include a risk factor that discusses risks associated with the amount of your

indebtedness and payment obligations as of the distribution date, including the payments and dividends to Morgan Stanley related to the distribution. Include the effect of the amount of the debt load on your ability to meet payment obligations and execute your business strategy over the next few years.

<u>Declines in the value of, or income earned from, our retained interests…., page 13</u>

15. To assist investors in recognizing the likelihood of the risk, also mention here management's expectation regarding the rise in bankruptcy receipts in 2007, as you state on page 46, and any other management expectations regarding the risk described in this risk factor.

<u>We rely in part on unsecured debt for our funding…., page 14</u>

16. To provide context, please disclose Morgan Stanley's credit ratings. Describe the definition and relative rank of each credit rating for Morgan Stanley and you.

17. To provide further context, also mention here the effects on your ability to use funding sources and access the securitization markets in 2005 after Morgan Stanley announced in April 2005 that it would spin-off your company. We note your disclosure on page 44.

<u>Our transaction volume is concentrated among large merchants…., page 15</u>

18. You state that "Discover Card transaction volume was concentrated among [y]our 100 largest merchants in 2006." Please state if any large merchant was responsible for ten percent or more of your transaction volume in 2006.

<u>If fraudulent activity associated with our cards increases…., page 16</u>
<u>If our security systems, or those of merchants… are compromised…, page 17</u>

19. Disclose any recent breaches or fraudulent activity that was material to your business or financial condition.

<u>We expect to continue to incur significant expenses in the litigation…., page 16</u>

20. To provide further context in understanding the scope of the risk, please also state how much you have incurred in legal expenses so far and, if possible, expected legal expenses in the near term.

<u>If key technology platforms, such as our transaction authorization…., page 17</u>

21. Disclose any recent transaction processing disruptions that were material to your

business or financial condition.

Merchant defaults may adversely affect our business, financial condition…, page 18

22.   Disclose whether merchant defaults have ever had a material effect on the
       company's operations or financial condition.

Our success is dependent, in part, upon our executive officers and other key personnel…,
page 18

23.   Indicate whether any of your executive officers or key personnel have indicated
       their intention to leave following the distribution.

Acquisitions that we pursue could disrupt our business…., page 18

24.   To assist investors in realizing the likelihood and extent of the risk, discuss any
       recent material problems you have had with integrating an acquisition.

After our separation from Morgan Stanley, our cost of funding…., page 21

25.   Please delete the mitigating language "While we expect that all such funding
       sourced through Morgan Stanley will be replaced."

After our separation from Morgan Stanley, we may experience increased costs…, page
22

26.   Clarify why your tax liability may increase.

Our ability to operate our business effectively may suffer if we do not…., page 23

27.   So that investors may realize the magnitude of the risk described in the caption,
       please state the estimated range of costs in establishing these support functions.
       We note your disclosure on page 34.

The Distribution, page 26

28.   Please provide a subsection that discusses the interests of Morgan Stanley officers
       and directors in the spin-off.

Background and Reasons for the Distribution, page 26

29.   Expand your discussion of what led to Morgan Stanley's decision to spin-off your credit card business at this time.

30.   Balance the fourth bullet point regarding acquisitions with a discussion of the restrictions on acquisitions in order to preserve the tax-free treatment of the distribution.

Material U.S. Federal Income Tax Consequences of the Distribution, page 27

31.   You state on page 28 that "[a]ssuming … (ii) that the distribution of [y]our common stock to Morgan Stanley stockholders in connection with the distribution is not otherwise disqualified as tax-free…." Please elaborate as to what circumstances could make the distribution "otherwise disqualified as tax-free," to the extent you have not done so.

32.   You state on page 29 that "Morgan Stanley may incur some tax cost in connection with the distribution…, whether or not the distribution qualifies for tax-free treatment under sections 355, 368 and related provisions of the Code." Disclose whether you believe these amounts would be material and whether Discover has an indemnification obligation regarding them.

Trading of Morgan Stanley Common Stock After the Record Date and Prior to the Distribution, page 30

33.   Clarify that if you buy Morgan Stanley shares after the Record Date you are not entitled to Discover shares in the spin-off.

Treatment of Employee Stock Options and Restricted Stock Units, page 30

34.   Please disclose the formula by which Morgan Stanley restricted stock units and options holders that are current Discover employees will have the Morgan Stanley restricted stock units converted into Discover restricted stock units. Also, explain who devised and approved the formula and whether those persons will receive restricted stock units and options in the conversion.

Unaudited Pro Forma Condensed Combined Financial Statements, page 35

35.   We note that the liquidity reserve of approximately $5 billion will be funded principally through interest bearing deposits sourced by you. Please tell us in more detail how these deposits will be sourced by you. It is unclear to us whether these deposits are considered factually supportable under Article 11 of Regulation S-X.

36.   Please disclose the terms of the asset-backed commercial paper and the unsecured committed credit facility.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 37

37.   Please present each adjustment gross on the combined statements of financial condition and income.

38.   Please refer to note (a). Provide the details of the $64 million reduction to the cash balance.

39.   Please refer to note (b). Disclose the effect on interest income of a 1/8 percent variance in the interest rate.

40.   Please refer to notes (d), (f), (h) and (i). Disclose the effect on interest expense of a 1/8 variance in the interest rate.

Selected Historical Financial Data, pages 40 and 41

41.   Please present your pro forma financial information including basic and diluted earnings per share and the weighted average shares outstanding.

42.   Please disclose the interest yield, interest spread, net principal charge-off rate, delinquency rates, and return on receivables for the owned credit card loans. We note your disclosures on page 49.

Management's Discussion and Analysis, page 42

Introduction and Overview, page 42

43.   We note your statement on page three that the company is striving to increase small and mid-size merchant acceptance of Discover Network cards. Discuss what steps management is taking to achieve this goal. Similarly, discuss what steps management is taking to expand the company's U.K. operations (page 16) and making it profitable.

Loan Receivables Table, page 51

44.   Please tell us why the total loan receivables amount in the table does not equal the total GAAP loan receivables amount on page 49.

Contractual Obligations, page 75

45.   Please refer to note (2). Revise to include the interest charges.

Liquidity and Capital Resources, page 70

46.   On page 71, you include a table listing the general categories of Morgan Stanley-provided funding to you that amounted to $9.8 billion at November 30, 2006. Expand your discussion so that it discloses when you incurred any significant portions of this funding from Morgan Stanley and for what purposes you have used this funding.

47.   On page 72, you state that "[a]s of November 30, 2006, management determined that approximately $5.4 billion of capital was appropriate to support [y]our business" and that "[a]ccordingly, the Unaudited Pro Forma Condensed Combined Statement of Financial Condition reflects a $300 million dividend to adjust the capital account set forth in [y]our November 30, 2006 statement of financial condition." To assist investors in understanding the reasons for the dividend and its amount, note here what your capital expenditures were in fiscal 2006 and fiscal 2005 and what you expect them to be for fiscal 2007. Also indicate here if the February 2007 $500 million dividend served a similar purpose and how the amount was determined.

Changes Related to the Distribution, page 75

48.   Disclose whether you currently are in negotiations or have commitment letters regarding the $1.5 billion credit facility or other expected financing that will replace current Morgan Stanley funding.

Business, page 79

49.   Briefly note when you became a Morgan Stanley subsidiary, under what circumstances and whether, and when, you were previously a public company. We note that you were incorporated in 1960 but have been in existence since 1986.

Arrangements Between Us and Morgan Stanley, page 104

50.   Please note the business areas in which, after the spin-off has occurred, Morgan Stanley and you will have overlapping business activities, if any.

51.   Please provide more information as to Morgan Stanley's obligation to perform under a material agreement or its ability to terminate early a material agreement, including concrete examples of the conditions.

Separation and Distribution Agreement, page 104

52.   You state on page 104 in the third bulleted point that "Discover will declare a cash dividend to Morgan Stanley to the extent that Discover's balance sheet capital exceeds the amount that is determined to be necessary based on Morgan Stanley and [y]our view of underlying business risks, regulatory requirements and rating agency views." Expand your discussion of these factors that the parties will consider in determining the amount of the dividend.

53.   In the fourth bulleted point, state the "specified percentage" of the proceeds from the Visa and MasterCard litigation that will determine the amount of the special dividend you will pay to Morgan Stanley.

54.   Discuss the ability of either party to amend this agreement after distribution of the information statement to Morgan Stanley stockholders and how the parties intend to communicate any material changes to holders.

Financial Statements

Combined Statements of Cash Flows, page F-6

55.   Please refer to the line item, "Net principal disbursed on loans originated for sale." Please us the nature of the items netted in this line item.

Note 3. Retained Interests in Securitized Assets, page F-9

56.   Please disclose that you do not "recognize servicing assets or servicing liabilities for serving rights since the servicing fee approximates just adequate compensation to the Company for performing the servicing."

57.   Please refer to the disclosure that you include "undivided seller's interest in loan receivables in the combined statements of financial condition." Expand to clarify that these receivables will be classified as loans held for sale when you expect new securitization transactions to take place.

58.   Please disclose that retained interests are classified and accounted for as available-for-sale securities under SFAS 115.

59.   Please include the securitization cash flows disclosure here instead of under "Loans Held for Sale."

60.   Please disclose that your retained interests are presented as amounts due from asset securitization in the combined statements of financial condition.

61.   Please disclose that additional origination on existing credit card accounts
        designated to the asset securitization trusts are classified as an operating activity
        in the combined statements of cash flows.

62.   Please disclose the amount and type of loans sold during each period the
        combined statements of income is presented.

Note 3. Loans Held for Sale, page F-9

63.   Please disclose how you determine that the new securitization transactions are
        expected to take place in the next three months to classify the loan receivables as
        loans held for sale.

64.   Please disclose whether you classify the loans on an individual receivable or
        portfolio basis.

65.   Please disclose the impact of your decision to securitize the loans held for sale on
        your financial statements.

Note 3. Loan Receivables, page F-9

66.   Please disclose your accounting policy for classifying loans as held for
        investment. Your disclosure should include the following:

        •   How you determine your intent and ability to hold the receivables for the
            foreseeable future, maturity, or payoff. Your disclosure should include your
            definition of foreseeable future including your probability threshold.
        •   The judgmental nature involved in determining your intent and ability to hold
            the receivables.
        •   Whether you classify the loans on an individual receivable or portfolio basis.

67.   Please reconcile your intent and ability to hold the receivables with your
        disclosure under "Retained Interests in Securitized Assets" that you include your
        "undivided seller's interests in loans receivables." Per Note 8, Credit Card
        Securitization Activities, on page F-21, your "retained interests in credit card
        asset securitizations include undivided seller's interests…" We note that your
        undivided seller's interests were $9.4 billion at November 30, 2006.

68.   Please disclose the impact of your decision to sell the loans held for investment
        on your financial statements.

69.   Please disclose how the cash flows from loans held for investment are reflected in

the combined statements of cash flows.

70.   Please disclose that the loans held for investment are classified as credit card, commercial loans, or other consumer loans in the combined statements of financial condition.

Note 3. Securitization Income, page F-12

71.   We note that you do not "recognize servicing assets or servicing liabilities for serving rights since the servicing fee approximates just adequate compensation to the Company for performing the servicing." Please tell us why this accounting is appropriate under SFAS 140. Also, tell us the amounts of the servicing costs recognized in 2006, 2005 and 2004 and where these costs are presented in your combined statements of income.

Note 3. Cardmember Rewards, page F-13

72.   Please tell us why it is appropriate to recognize reward costs as a reduction of discount and interchange revenue instead of interest income. We understand that the discount and interchange revenues are earned from merchants and reward costs are payments to cardmembers.

Note 17. Other Expenses, page F-35

73.   Please revise to classify the allocated charges to the appropriate line items in the combined statements of income. We note your summary of the intercompany expense allocations on page F-48.

Note 21. Litigation, page F-41

74.   Please disclose that you do not expect a loss in excess of your legal reserves to be material to your financial statements.

Updating

75.   Please update your financial statements and all applicable sections.

<p align="center">*   *   *   *</p>

Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at 202-551-3359, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (212) 450-3500
        Jeffrey Small/Davis Polk & Wardwell